April 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Katherine Bagley, Staff Attorney

Re:	Netshoes (Cayman) Limited
Registration Statement on Form F-1, as amended (File No. 333-216727)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, we, as representatives of the several underwriters, wish to advise you that between March 31, 2017 and the date hereof approximately 3,529 copies of Netshoes (Cayman) Limited’s Preliminary Prospectus dated March 31, 2017 were distributed to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As representatives of the several underwriters, we hereby join in the request of Netshoes (Cayman) Limited that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m. Eastern Daylight Time on April 11, 2017, or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.,
J.P. MORGAN SECURITIES LLC,
As representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Gregor Feige
Name:	Gregor Feige
Title:	Executive Director